UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-32442
NOTIFICATION OF LATE FILING	CUSIP NUMBER 46122W 105

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INUVO, INC.
Full Name of Registrant

Former Name if Applicable

15550 Lightwave Drive, Third Floor
Address of Principal Executive Office (Street and Number)

Clearwater, FL 33761
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant needs additional time to complete its financial statements.  The Registrant has submitted a request to the Securities and Exchange Commission for interpretive guidance related to the accounting treatment of lead acquisition costs incurred within the Direct Segment of its business.  While the Registrant believes the staff of the Securities and Exchange Commission will provide the requested interpretive guidance prior to the end of the extension period under Rule 12b-25 of its Quarterly Report on Form 10-Q for the period ended September 30, 2009, should the staff require additional time to consider the Registrant’s request the Registrant will file its Quarterly Report on Form 10-Q for the period ended September 30, 2009 prior to the expiration of the extension period which will contain financial statements that do not reflect the change in accounting treatment.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gail L. Babitt	727	324-0046
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has experienced a decline in net revenue and an increase in operating loss from continuing operations for the three and nine month periods ending September 30, 2009 compared to the comparable period in 2008 resulting from the downturn in the economy during fiscal year 2009. Our net revenue from continuing operations was $12.9 million for the three months ended September 30, 2009, compared to $17.5 million for the comparable period in 2008.  Our net revenue from continuing operations was $38.6 million for the nine months ended September 30, 2009, compared to $49.9 million for the comparable period in 2008.  We are unable to quantify the impact on operating loss and net loss at this time since it will be impacted by the accounting change we are currently reviewing with the SEC.  That being said, the net loss was lower for the three month and nine month periods ended September 30, 2009 due to the significant impairment of assets recorded in three month and nine month periods ended September 30, 2008 with no comparable charges in 2009.

INUVO, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2009	By:	/s/ Gail L. Babitt
Gail L. Babitt, Chief Financial Officer